Exhibit 99.1

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Sandstorm Gold Ltd. (the “Company” or “Sandstorm”)

Suite 1400 – 400 Burrard Street
Vancouver, BC V6C 3A6

Item 2	Date of Material Change

December 15, 2014

Item 3	News Release

A news release was disseminated through CNW Group Ltd. on December 15, 2014 and filed on SEDAR.

Item 4	Summary of Material Change

The Company announced on December 15, 2014 that the Toronto Stock Exchange (“TSX”) has accepted the Company’s notice that it intends to proceed with a normal course issuer bid (“NCIB”) in accordance with TSX rules.

Item 5	Full Description of Material Change

The Company announced that the TSX has accepted the Company’s notice that it intends to proceed with a NCIB in accordance with TSX rules. Under the NCIB, Sandstorm may purchase up to 5,882,879 of its common shares, representing 5% of the Company’s issued and outstanding common shares of 117,657,587 as of December 11, 2014. Purchases under the NCIB may commence on December 17, 2014 and will terminate on the earlier of December 16, 2015, the date that Sandstorm completes its purchases pursuant to the notice of intention to make the NCIB as filed with the TSX or the date of notice by Sandstorm of termination of the NCIB. All purchases under the NCIB will be executed on the open market through the facilities of the TSX or alternative Canadian trading platforms (if eligible) and will be made at the market price of the common shares at the time of acquisition. These purchases will be funded by Sandstorm’s working capital and any common shares acquired by the Company under the NCIB will be cancelled. Sandstorm’s average daily trading volume on the TSX during the last six calendar months was 307,783 common shares. Daily purchases will not exceed 76,945 common shares, subject to the Company’s ability to make block purchases under the rules of the TSX. No share purchases have been made by the Company pursuant to a NCIB in the last twelve months. The NCIB provides Sandstorm with the option to purchase the Company’s common shares from time to time when Sandstorm’s management believes that the common shares are undervalued by the market.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Erfan Kazemi at (604) 689-0234.

Item 9	Date of Report

DATED as of this 15th day of DECEMBER, 2014.

Sandstorm Gold Ltd.

By:	“Erfan Kazemi”
Erfan Kazemi
Chief Financial Officer